SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Canada Southern Petroleum Ltd.
(Name of Subject Company (Issuer))

1212707 Alberta Ltd.
Canadian Oil Sands Limited
(Name of Filing Persons (Offerors))

Common Shares
(Title of Class Securities)

135231108
 (CUSIP Number of Class of Securities)

Trudy L. Curran
Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
 Calgary, Alberta, Canada T2P 3N9
(403) 218-6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Richard A. Shaw McCarthy Tétrault 3300, 421 - 7th Avenue S.W. Calgary, Alberta, Canada T2P 4K9 (403) 260-3636	Michael L. Hermsen Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

_______
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

NEWS RELEASE
For immediate release

[Canadian Oil Sands logo]

Conference call today, 10 a.m. MST
(see details at end)

Canadian Oil Sands enters agreement to acquire Canada Southern Petroleum Ltd.

Calgary, June 19, 2006 (TSX - COS.UN) -- Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, has agreed to make an offer to purchase all of the outstanding common shares of Canada Southern Petroleum Ltd. ("CSP") for cash consideration of US$9.75 per common share (or approximately Cdn$165 million in aggregate).

CSP is estimated to have Arctic Island marketable natural gas interests of approximately 927 billion cubic feet equivalent ("bcfe"), net to CSP, based on available information and CSP's internal estimates. CSP also holds conventional natural gas reserves in southern Yukon and northern B.C. currently producing six million cubic feet per day, which Canadian Oil Sands intends to sell. The value of these conventional gas reserves, together with CSP's working capital of about $20 million, represent approximately half of the company's value, resulting in a net cost for the acquisition of the Arctic gas resource of about $0.10 per thousand cubic feet.

Under its agreement with CSP, Canadian Oil Sands is entitled to receive a break fee of approximately four per cent of the value of the transaction in certain circumstances, including if CSP enters into an agreement with another party for a takeover of CSP or if the CSP board of directors recommends that its shareholders deposit their shares in favour of another takeover proposal.

This strategic acquisition provides Canadian Oil Sands with a unique opportunity to secure a large, long-life natural gas resource to reduce the risk of significant future natural gas price increase impacts on its Syncrude oil sands production. On a macro-basis, CSP's best estimate of 927 bcfe of natural gas represents the Trust's expected natural gas requirements to produce its share of light, sweet crude oil at post Stage 3 productive capacity rates for approximately 25 years, thereby providing a long-term hedge against any significant increases in natural gas prices in the long-term.

"For about the equivalent of one month's funds from operations, we are acquiring a frontier gas resource that we believe is equivalent to about 25 years of our natural gas consumption at Syncrude," said Canadian Oil Sands President and CEO, Marcel Coutu. "While creating a hedge against rising natural gas prices, this acquisition also provides us with the opportunity to participate in the development of another long-life energy resource in the future."

Mr. Coutu adds: "CSP's Arctic interests are comprised mostly of carried interests that can be maintained and developed without having to provide any significant capital. The carried interests may also be converted at CSP's option into direct working interests at any time and without penalty upon payment of the cumulative carry amount."

Canadian Oil Sands presently intends to finance the acquisition entirely with bank debt and funds from operations. The acquisition will not impact current distribution levels nor the Trust's plans to continue to follow its distribution strategy with the expectation that this transaction will have only a modest impact on the Trust's debt target time horizon. The Trust has indicated it plans to reduce its net debt to about $1.2 billion before considering further increases to its distributions.

The agreement with CSP provides that CSP must give Canadian Oil Sands 72 hours prior notice of any superior takeover proposal with another party that CSP wishes to accept before entering into any binding agreement with that party. Canadian Oil Sands has the right to match any superior takeover proposal in which event CSP may not accept the proposal from the other party. If Canadian Oil Sands does not match the other proposal, CSP must deposit the break fee with Canadian Oil Sands' counsel before entering into a binding agreement with the other party.

CONFERENCE CALL NOTICE Canadian Oil Sands will host a conference call and webcast for institutional investors and analysts today to discuss the Canada Southern Petroleum acquisition. Members of the media and individual Unitholders are invited to participate in a listen only mode, and may call Canadian Oil Sands directly with their questions following termination of the conference call.

Time:	10:00 a.m. Mountain Time (12:00 noon Eastern Time)
It is advised to call ten minutes prior to start time.
Date:	June 19, 2006
Dial:	416-644-3422 in the Toronto area or 800-814-4890
A recording of the conference call will be available about two hours after the event until midnight Mountain Time, June 26, 2006. To listen to the audio replay in the Toronto area, call 416-640-1917 or toll-free at 877-289-8525 (passcode: 21193631 followed by the number sign).

The simultaneous audio webcast will be available on Canadian Oil Sands' web site at www.cos-trust.com

RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", "COS" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the future production of natural gas from the Arctic licenses; the estimated natural gas requirements to produce the Trust's share of Syncrude crude oil; the ability to sell the conventional assets; the expected life of the hedge of natural gas to production; the expected net cost for the Arctic Island assets; the method of financing the acquisition; the impact on debt levels on distributions that this acquisition will have; the plan to reduce debt to $1.2 billion before making further distribution increases and the ability to complete the acquisition. Resources are not the same as reserves and may not be recognized under applicable Canadian or US securities rules and regulations.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any oil and gas operation, especially at the development stage; the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; the ability to sell natural gas properties at a price and on terms acceptable to the Trust; the receipt of necessary regulatory approvals; the ability to develop natural gas in the Arctic region in an economic or timely manner, or at all; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

Canadian Oil Sands Limited	For further information:
Marcel Coutu
President & Chief Executive Officer	Siren Fisekci
Director Investor Relations
Units Listed - Symbol: COS.UN	(403) 218-6228
Toronto Stock Exchange	investor_relations@cos-trust.com

Web site: www.cos-trust.com